UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crescent Financial Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

225743103

(CUSIP Number)

Piedmont Community Bank Holdings, Inc. 4711 Six Forks Road Suite 2B Raleigh, NC 27609 Attention: Scott Custer (919) 659-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

November 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Piedmont Community Bank Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,750,000 shares of Common Stock
	8	SHARED VOTING POWER: 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER: 18,750,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,750,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.0% (1)
14	TYPE OF REPORTING PERSON: CO

(1)	Percentage calculated based on 28,412,059 shares of outstanding common stock of Crescent Financial Bancshares, Inc. as of the closing of the Investment Agreement (as defined below) on November 18, 2011, according to information provided to Piedmont Community Bank Holdings, Inc. by Crescent Financial Bancshares, Inc.

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Crescent Financial Bancshares, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1005 High House Road, Cary, North Carolina, 27513.

Item 2. Identity and Background.

The name of the person filing this Statement is Piedmont Community Bank Holdings, Inc. (“Investor”), a multi-bank holding company. Investor is a corporation organized under the laws of the State of Delaware. Investor’s principal business address is 4711 Six Forks Road, Suite 2B, Raleigh, North Carolina 27609, Telephone: (919) 659-9000.

The name, business address, citizenship and present principal occupation or employment of the members of Investor’s Board of Directors and executive officers are set forth on Schedule A attached hereto. Neither Investor nor any of the officers or directors listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on February 23, 2011, Investor entered into an Investment Agreement (as amended, the “Investment Agreement”) with Crescent Financial Corporation, a North Carolina corporation and predecessor of the Company (“Crescent NC”), and Crescent State Bank, a North Carolina state bank and wholly-owned banking subsidiary of the Company (the “Bank”). As a condition precedent to consummation of the Investment Agreement, on November 15, 2011 Crescent NC was reincorporated as a Delaware corporation (the “Reincorporation”), continuing its business under the name Crescent Financial Bancshares, Inc.

On November 18, 2011, pursuant to the Investment Agreement, the Company completed the issuance and sale to Investor of 18,750,000 shares of Common Stock (the “Securities”) at a price of $4.00 per share for aggregate consideration of $75,000,000 (the “Investment”). A copy of the Investment Agreement (including each of its amendments) is filed as an exhibit and incorporated herein by reference.

Investor funded the purchase of the Securities from working capital, which funds were originally obtained through a private offering of Investor’s shares of common stock.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

Investor acquired the Securities as described in Item 3 pursuant to the Investment Agreement. Investor currently intends to maintain its position as the principal stockholder of the Company and play a major role in the strategic direction of the Company.

Tender Offer. On February 23, 2011, as provided by the terms of the Investment Agreement, Investor announced its intention to commence a partial cash tender offer (the “Offer”) for up to 6,442,105 shares of Common Stock at a price of $4.75 net per share, in cash, without interest and less applicable withholding taxes. The purpose of the Offer is for Investor to increase its control over the Company by increasing the percentage of Common Stock that Investor will own, as well as to provide some liquidity to the Company’s existing stockholders.

On November 8, 2011, Investor commenced the Offer. The Offer was extended on November 22, 2011 to expire at 5:00 p.m., New York City time, on December 12, 2011, unless the Offer is further extended. If Investor purchases all 6,442,105 shares of Common Stock it seeks to purchase in the Offer, then, after completion of the Offer, Investor will own 25,192,105 shares of Common Stock, which will represent approximately 88.7% of the outstanding shares of Common Stock. The Offer is subject to the terms and conditions set forth in the offer to purchase and in the related letter of transmittal, both of which are filed as exhibits to the Schedule TO filed by Investor with the Securities and Exchange Commission (“SEC”) on November 8, 2011, as amended on November 16, 2011, November 18, 2011, and November 22, 2011 (collectively, with such amendments, the “Schedule TO”). The foregoing description of the Offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto.

Roll Up and Future Acquisitions. In the future, Investor intends to combine one or more of its current subsidiaries, or subsidiaries that it may acquire in the future, with the Company, or Investor may acquire other entities through the Company. However, Investor has not made any proposals to engage in such transactions and there are currently no specific plans to do so.

Sale of Classified Assets. Investor has engaged an investment bank to market for sale some or all of the classified loans and other real estate of the Company. Additionally, Investor has discussed the proposed terms of such a transaction with third parties.

Notwithstanding the foregoing, Investor may determine to change its intent with respect to its ownership interest in the Company at any time in the future. In reaching any conclusion as to its future course of action, Investor may take into consideration various factors, such as the Company’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Company and the industry in which it operates, changes or potential changes in laws and regulations, other business opportunities available to Investor, developments with respect to the businesses of Investor, tax considerations, and general economic and equity, fixed income and other market conditions, including, but not limited to, the market price of the Common Stock. Investor reserves the right, based on all relevant factors, alone or in conjunction with others, including the Company, (a) to acquire additional shares of the Common Stock in the open market, in privately negotiated transactions or in affiliate transactions with or from the Company or the Company’s subsidiaries, (b) to dispose of all or a portion of its holdings of the Common Stock or other Securities, (c) to undertake an extraordinary corporate transaction such as a merger, consolidation, other business combination or reorganization involving the Company or its subsidiaries which may include transactions with Investor and/or Investor’s other subsidiaries, or (d) to take any other action similar to those listed above.

Except as set forth above, Investor does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Investor reserves the right to change its intention with respect to any or all of the matters referred to in this Item, which could include, but is not limited to, any of the items enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of the date on which this Statement was filed, Investor owns a total of 18,750,000 shares of Common Stock, which in the aggregate represents 66.0% of the Company’s outstanding Common Stock as of November 18, 2011. The percentage was calculated based on 28,412,059 shares of outstanding Common Stock as of the closing of the Investment Agreement on November 18, 2011, according to information provided to Investor by the Company. Investor has the sole power to vote or direct the vote of such shares of Common Stock, and sole power to dispose or direct the disposition of all such shares of Common Stock.

Other than the 18,750,000 shares of Common Stock purchased on November 18, 2011, none of the Investor nor any of its officers or directors have engaged in any transactions in shares of Common Stock in the sixty days prior to the filing of this Statement. However, as described in Item 4, Investor has launched a tender offer to acquire up to 6,442,105 shares of Common Stock at a price of $4.75 net per share, in cash, without interest and less applicable withholding taxes. The Offer is scheduled to expire on December 12, 2011, unless extended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investment Agreement.

On February 23, 2011, Investor entered into the Investment Agreement with Crescent NC and the Bank, pursuant to which, Investor acquired the Securities on November 18, 2011 in exchange for aggregate consideration of $75,000,000.

The Investment Agreement includes, among other provisions, the following terms:

Board Representation and Management. Pursuant to the terms of the Investment Agreement, on November 18, 2011, Mr. J. Adam Abram was appointed Chairman of the Board of the Company and Mr. Scott Custer was appointed as Chief Executive Officer of the Company. In addition, Messrs. Abram, David Brody, Custer, Alan Colner, Thierry Ho, Steven J. Lerner, A. Wellford Tabor and Nicolas Zerbib joined the Board of Directors of the Company on such date, and Messrs. Brent D. Barringer, James A. Lucas, Jr., Charles A. Paul, III and Jon S. Rufty continued on the Board of Directors of the Company and were appointed members of the Board of Directors of Investor.

Rights Offering. If the Company consummates one or more subsequent placements of its securities within any 12-month period during the 24-month period following the closing date of the Investment, and the gross proceeds of one or more subsequent placements exceed $10,000,000 in the aggregate, then as promptly as reasonably practicable following the expiration of such 12-month period, the Company will be required to conduct a rights offering of Common Stock to its stockholders of record (other than certain excluded persons, including Investor and its affiliates (such persons, collectively, the “Excluded Persons”)) in accordance with the terms and conditions of the Investment Agreement. The number of shares of Common Stock to be offered in the rights offering will be equal to (i) the number of shares of Common Stock that were acquired by Investor in the subsequent placements in such 12-month period (and if Investor purchased securities convertible or exercisable for shares of Common Stock, the number of shares of Common Stock into which such securities are convertible or exercisable), divided by the percentage of outstanding shares of Common Stock owned by Investor immediately before the initial subsequent placement that triggered the obligation to conduct the rights offering, (ii) less the aggregate number of shares of Common Stock purchased by Investor in the subsequent placements. Such number of shares of Common Stock shall be offered on a pro rata basis to each stockholder of the Company, other than the Excluded Persons, based upon such stockholder’s percentage ownership of outstanding shares of Common Stock, excluding the number of shares owned by the Excluded Persons.

The Investment Agreement is filed as an exhibit and incorporated herein by reference.

Registration Rights Agreement.

On November 18, 2011, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Investor in connection with the closing of the Investment. Under the Registration Rights Agreement, at Investor’s request, the Company will be required to use its commercially reasonable best efforts to file with, and cause to be declared effective by, the SEC up to two registration statements providing for the resale by Investor of the shares of Common Stock which Investor owns or which Investor has the right to acquire upon conversion, exchange or exercise of any other securities issued by the Company. The Registration Rights Agreement also provides Investor with customary piggyback registration rights. The Registration Rights Agreement is filed as an exhibit and incorporated herein by reference.

Voting Agreements.

In connection with the execution of the Investment Agreement, Investor entered into a Voting Agreement (the “Voting Agreement”) on February 23, 2011 with each of Messrs. Barringer, Carlton, Lucas, and Paul, each of whom was a director of the Company and, with the exception of Mr. Carlton, remain directors of the Company following the consummation of the Investment and were appointed to the Board of Directors of Investor immediately prior to the closing of the Investment. The Voting Agreements require that each such individual vote the Common Stock owned by him in favor of the transactions contemplated by the Investment Agreement and in favor of the Reincorporation. In addition, each Voting Agreement prohibits each of Messrs. Barringer, Carlton, Lucas, and Paul from tendering the Common Stock owned by him to Investor pursuant to the Offer. Mr. Carlton was released from his obligation not to tender Common Stock owned by him in the Offer pursuant to a Partial Release of Voting Agreement, dated as of November 2, 2011. On November 15, 2011, Mr. Barringer entered into a Partial Waiver of Voting Agreement with Investor, whereby Mr. Barringer was released from his obligation under the Voting Agreement not to tender a portion of his Common Stock into the Offer, provided that all proceeds received for such Common Stock accepted for purchase in the Offer be used to paydown outstanding indebtedness at the Bank.

On October 31, 2011, Mr. Rufty entered into a Voting Agreement, which principally prohibits him from tendering the Common Stock owned by him to Investor pursuant to the Offer. On November 16, 2011, Mr. Rufty entered into a Partial Waiver of Voting Agreement with Investor, whereby Mr. Rufty was released from his obligation under the Voting Agreement not to tender a portion of his Common Stock into the Offer, provided that all proceeds received for such Common Stock accepted for purchase in the Offer be used to paydown outstanding indebtedness at the Bank.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Investment Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank (filed as Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent Financial Corporation, filed with the SEC on March 29, 2011 and incorporated herein by reference).

Exhibit 2	Amendment to Investment Agreement, dated as of March 24, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank (filed as Exhibit (d)(2) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 3	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank (filed as Exhibit (d)(3) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 4	Registration Rights Agreement, dated as of November 18, 2011, by and between Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc. (filed as Exhibit (d)(14) to the Schedule TO/A of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 18, 2011 and incorporated herein by reference).

Exhibit 5	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton (filed as Exhibit (d)(4) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 6	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and James A. Lucas, Jr. (filed as Exhibit (d)(5) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 7	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Charles A. Paul, III (filed as Exhibit (d)(6) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit	Description

Exhibit 8	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Brent D. Barringer (filed as Exhibit (d)(7) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 9	Voting Agreement, dated as of October 31, 2011, by and among Piedmont Community Bank Holdings, Inc. and Jon S. Rufty (filed as Exhibit (d)(8) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 10	Partial Release of Voting Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton (filed as Exhibit (d)(9) to the Schedule TO of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 8, 2011 and incorporated herein by reference).

Exhibit 11	Partial Waiver of Voting Agreement, dated as of November 16, 2011, by and between Piedmont Community Bank Holdings, Inc. and Jon S. Rufty (filed as Exhibit (d)(12) to the Schedule TO/A of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 16, 2011 and incorporated herein by reference).

Exhibit 12	Partial Waiver of Voting Agreement, dated as of November 15, 2011, by and between Piedmont Community Bank Holdings, Inc. and Brent D. Barringer (filed as Exhibit (d)(13) to the Schedule TO/A of Piedmont Community Bank Holdings, Inc., filed with the SEC on November 16, 2011 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2011

PIEDMONT COMMUNITY BANK HOLDINGS, INC

By:	/s/ Scott Custer
	Name:	Scott Custer
	Title:	Chief Executive Officer

SCHEDULE A

Directors

The following table sets forth the name and present principal occupation or employment of each director of Investor. The business address for each director listed below is c/o Piedmont Community Bank Holdings, Inc., 4711 Six Forks Road, Suite 2B, Raleigh, North Carolina 27609. All directors listed are United States citizens.

Name	Present Principal Occupation or Employment

J. Adam Abram	Chairman of Investor; Chairman of the Company; Chairman, Franklin Holdings (Bermuda), Ltd, Bermuda (insurance holding company); President, Chief Executive Officer and director, James River Group, Inc., Chapel Hill, NC (insurance holding company)

Brent D. Barringer	Attorney and Partner, Barringer Law Firm, LLP, Cary, NC

David Brody	Managing Partner, Brody Associates, Kinston, NC (real estate development company); Chairman of the Board of Trustees, East Carolina University; President, The Brody Brothers Foundation, Kinston, NC (charitable organization)

Alan Colner	Chief Executive Officer, North American division of PensionsFirst Incorporated, UK (pension risk management firm)

Scott Custer	Chief Executive Officer of Investor; Chief Executive Officer of the Company

Thierry Ho	Managing Director, Lightyear Capital LLC, New York, NY (private equity firm)

Steven J. Lerner	Vice Chairman of Investor; Executive Chairman, Capstrat, Raleigh, NC (strategic communications firm)

James A. Lucas, Jr.	Partner, James A. Lucas and Company, LLP, Raleigh, NC (private accounting firm)

Charles A. Paul, III	Managing Partner, Harbor Island Partners, LLC, Wilmington, NC (private equity firm)

Jon S. Rufty	Owner and President, Rufty Homes, Inc., Cary, NC (residential construction company)

Name	Present Principal Occupation or Employment

A. Wellford Tabor	Managing Partner, Keeneland Capital, LLC, Charlotte, NC (investment firm)

Nicolas Zerbib	Senior Principal, Stone Point Capital LLC, Greenwich, CT (private equity firm)

Executive Officers

The following table sets forth the name and present principal occupation or employment of each executive officer of Investor. The business address for each executive officer listed below is c/o Piedmont Community Bank Holdings, Inc., 4711 Six Forks Road, Suite 2B, Raleigh, North Carolina 27609. All executive officers listed are United States citizens.

Name	Present Principal Occupation or Employment

Scott Custer	See information for Mr. Custer above

David Shipp	Chief Credit Officer of Investor

Lee Roberts	Managing Director of Investor

Jonathan Hornaday	Director of Strategy and Corporate Development of Investor

Steve Jones	Head of Sales and Market Management of Investor